New York Life Insurance Company

51 Madison Avenue New York, NY 10010

212-576-7558 Fax: 212-576-3966

E-Mail: charles_a_whites@newyorklife.com

www.newyorklife.com

Charles A. Whites, Jr.

Associate General Counsel

VIA EDGAR AND UPS

April 12, 2012

Patrick F. Scott, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4644

Washington, D.C. 20549-4644

Re:	New York Life Insurance and Annuity Corporation Variable Annuity Separate

Account – III (the “Registrant”) (CIK: 0000934298)

New York Life Insurance and Annuity Corporation (the “Depositor”)

Post-Effective Amendment No. 4 to the Registration Statement on Form N-4

(the “Amendment”) File Nos.: 333-156018 and 811-08904

Dear Mr. Scott:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and the Depositor hereby request withdrawal of the Amendment to the above referenced registration statement (“Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on February 14, 2012 (SEC Accession No. 0001193125-12-061199).

The purpose of the Amendment was to add disclosure to the prospectuses contained in the Registration Statement to note the availability of the Investment Protection Plan II Rider, which was to be offered with New York Life Premier Variable Annuity and New York Life Premier Plus Variable Annuity policies starting on May 1, 2012. The Registrant and Depositor have determined that these revisions to the Registration Statement will no longer be necessary as the Investment Protection Plan II Rider may not be offered in its present form.

In making this request for withdrawal, the Registrant and the Depositor confirm that:

the Amendment has not automatically become effective nor been declared effective by the Commission;

no securities have been sold in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein; and

no prospectus supplement or Statement of Additional Information contained in the Amendment has been distributed.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-7558 or e-mail me at charles_a_whites@newyorklife.com.

Sincerely,

/s/ Charles A. Whites, Jr.

Charles A. Whites, Jr.
Associate General Counsel

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